PRIMERO REPORTS YEAR-END 2016 MINERAL RESERVES AND RESOURCES

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, February 22, 2017 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P, NYSE:PPP) today announced its updated year-end 2016 Mineral Reserves and Mineral Resources.

Total Mineral Reserves and Mineral Resources

Total Primero Proven and Probable Mineral Reserves at December 31, 2016 were 1.3 million ounces of contained gold and 56.6 million ounces of contained silver. This represents a decrease of 24% for gold and 20% for silver from year-end 2015, primarily attributable to mining depletion (155,000 gold ounces and 5.3 million silver ounces) and modified modeling parameters. In its modeling approach, the Company has applied a two-pass cut-off grade methodology and increased geological constraints which will improve mine planning and future reserve reconciliations.

‘‘Our 2016 exploration program substantially replaced our depleted Mineral Resources,’’ stated Damien Marantelli, Chief Operating Officer. ‘‘However, our Mineral Reserve estimate was affected by mining depletion and improvements we made to our geological controls and modelling methodologies. We believe these important changes will set up our mines for future successes through improved planning, predictability and deliverability. Primero has traditionally had a strong history of replacing Mineral Reserves and we remain confident in the significant mineral endowment of our mining districts. In 2016, our exploration programs identified additional Resources but not yet at a confidence level to convert to Reserves. This can be demonstrated by the recent discovery of an extension to the high-grade Victoria vein at San Dimas in late 2016. In an effort to increase our Mineral Reserve base going forward, at a rate closer to historical levels, our 2017 San Dimas exploration budget is approximately double the expenditure of 2016, with a focus on defining additional mineralization on known favourable structures located close to existing infrastructure. We also look forward to continuing our exploration of San Dimas’ greenfield southern concessions, which exist outside the silver purchase agreement.’’

Total Measured and Indicated Mineral Resources at year-end 2016 were 3.0 million ounces of contained gold and 83.7 million ounces of contained silver, and represented a decrease of 3% for gold and 5% for silver from year-end 2015 largely due to the same factors described above. The Company was successful at adding Measured and Indicated Resources at Black Fox by upgrading the Froome Mineral Resource with the recent infill drilling program. Primero also achieved success in adding Inferred Resources at San Dimas, but operational challenges experienced during the year delayed the drilling which would be required to upgrade this Inferred material. Total Inferred Mineral Resources at December 31, 2016 were 1.1 million ounces of contained gold and 76.5 million ounces of contained silver, decreasing by 6% and 1% respectively from the 2015 estimate.

The Company is in the process of carrying out its annual accounting impairment review. The reduction in Mineral Reserves at both of its operating mines will be taken into consideration in this review.

The year-end 2016 Mineral Resource and Mineral Reserve estimates were completed internally with applied metal prices of $1,200 per ounce of gold and $17.00 per ounce of silver, and foreign exchange rates of 18.00 Mexican pesos per US dollar and 1.30 Canadian dollars per US dollar. The San Dimas and Black Fox Complex Mineral Resources are calculated inclusive of Mineral Reserves, while the Cerro de Gallo Mineral Resources are calculated exclusive of Mineral Reserves.

San Dimas

San Dimas Proven and Probable Mineral Reserves at December 31, 2016 totalled 4.0 million tonnes grading 4.0 grams per tonne (‘‘g/t’’) gold and 322 g/t silver with 517,000 ounces of contained gold and 41.2 million ounces of contained silver. This represents a decrease of 292,000 ounces of gold and 14.0 million ounces of silver from year-end 2015. The decrease is primarily attributable to 2016 mining depletion of 94,000 gold ounces and 5.3 million silver ounces, updated geological modeling and lower than planned conversion rates. The Company also applied a two-pass cut-off grade methodology with decreased metallurgical recoveries, tighter structure control based on observed geology and more conservative dilution factors. The Company has also removed certain areas of veins and certain remnant pillars in high-grade veins from the Mineral Reserves. The Mineral Reserve decrease due to model adjustments with increased geological constraints totalled 231,000 ounces of gold and 9.6 million ounces of silver.

The Company has applied a two-pass cut-off grade at San Dimas. Firstly an all-in sustaining cost cut-off grade was applied to highlight areas for inclusion in the Mineral Reserve, followed by the application of an operating cost cut-off grade to highlight additional incremental material for potential inclusion. The all-in sustaining cost cut-off grade applied was 3.22 g/t gold equivalent (‘‘AuEq’’) and considers direct operating costs and sustaining capital costs. The operating cut-off grade next applied was 2.22 g/t AuEq and considers direct operating costs only. For the December 31, 2015 estimate, a one-pass estimate methodology was applied with a cut-off grade of 2.50 g/t AuEq. Additional factors affecting the cut-off grade include reduced expected throughput rates following the deferral of the 3,000 tonnes per day expansion plan, and lower expected metallurgical recoveries of 95% for gold and 92% for silver. The Company believes that these are more appropriate recovery rates to use due to improved metallurgical accounting practices implemented as the mill processes lower grade ore.

As previously disclosed, Primero’s short-term 2017 operating plan will focus on the high quality veins at San Dimas (Roberta, Robertita, Jessica, Victoria, Santa Gertrudis), veins accounting for approximately 49% of contained gold ounces in Mineral Reserves at San Dimas. Proven and Probable Reserves contained in the 5 veins total 1.6 million tonnes with an average grade of 5.0 g/t gold and 323 g/t silver. Primero believes that this specific focus on mining higher quality veins will improve productivity and achieve necessary cost-reductions.

San Dimas Measured and Indicated Mineral Resources at December 31, 2016 totalled 5.0 million tonnes grading 5.2 g/t gold and 387 g/t silver with 832,000 ounces of gold and 61.9 million ounces of silver contained, inclusive of Mineral Reserves. Inferred Resources totalled 7.2 million tonnes grading 3.7 g/t gold and 317 g/t silver with 860,000 ounces of gold and 73.5 million ounces of silver contained. Included within the Inferred Resources is a known high-grade extension to the Victoria vein. Primero’s exploration focus in 2017 is to find and define extensions to known veins at San Dimas. Recent highlighted drilling results are detailed below.

Total San Dimas Mineral Resources remained relatively flat from 2015 to 2016 with exploration drilling success replacing ounce reductions due to depletion and the modeling factors described above. However, in 2016 the Company was unable to fully execute its planned drilling program and as a result delineation drilling targets were not met. As a result, the majority of ounces added from drilling were to the Inferred Resource category only.

Black Fox

Black Fox Proven and Probable Mineral Reserves at December 31, 2016 totalled 0.8 million tonnes grading 4.1 g/t gold with 111,000 ounces of contained gold. This represents a decrease of 126,000 ounces of gold from year-end 2015. Proven Reserves include 0.4 million tonnes of surface stockpile grading 1.2 g/t gold, which is expected to be depleted in mid-2017. Underground Probable Reserves total 0.4 million tonnes grading 6.8 g/t gold with 96,000 ounces of contained gold. The reduction in the year-end 2016 Mineral Reserves is attributable to 2016 mining depletion of underground ore (37,000 ounces) and surface stockpiles (24,000 ounces), the two-pass cut-off grade methodology, the removal of areas of the crown pillar due to geotechnical conditions (9,000 ounces) and more conservative modeling techniques that reflect lithological constraints.

Similar to the method described above for determining the San Dimas Mineral Reserves, the Company has applied a two-pass cut-off grade for Black Fox underground Mineral Reserves. This included an all-in sustaining cost cut-off of 4.74 g/t gold, followed by an operating cost cut-off of 3.47 g/t gold to highlight additional incremental material for potential inclusion into Mineral Reserves. For the December 31, 2015 estimate, a one-pass estimate methodology was applied with a cut-off grade of 4.44 g/t gold. The 2016 two-pass cut-off grades also reflect reduced expected underground production rates of 750 TPD, from 900 TPD previously.

Primero has adopted more conservative modeling techniques by producing a more robust 3-dimensional geologic model which more accurately constrains the grades in the Mineral Resource estimate. Increased constraints to the geological model will allow for more effective resource estimation, mine planning and exploration of the mine. Total model adjustments have reduced gold ounces in Mineral Reserves by approximately 63,000 gold ounces in comparison to the year-end 2015 estimate.

At year-end 2016, Black Fox Measured and Indicated Resources totalled 2.9 million tonnes grading 6.0 g/t gold with 554,000 ounces of gold, inclusive of Mineral Reserves. Black Fox Mineral Resources increased by 6% from 2015 to 2016 with infill drilling success leading to a significant conversion of Inferred Resources at Froome replacing mining depletion and the modeling factors described above. Inferred Resources totalled 0.3 million tonnes grading 6.9 g/t gold with 57,000 ounces of gold contained. Mineral Resources were affected by the factors described above. Primero will continue to explore deeper targets beyond the currently defined Deep Central Zone.

Primero’s 2016 program of infill drilling was successful in converting Inferred Resources into the Indicated category at the Froome deposit. Year-end 2016 Froome Indicated Resources have increased by 108,000 ounces from year-end 2015 and now total 0.9 million tonnes grading 5.5 g/t gold with 151,000 ounces of gold. Correspondingly, Froome Inferred Resources have decreased to 0.1 million tonnes grading 5.2 g/t gold with 12,000 ounces of gold. Total Froome Mineral Resources have decreased modestly from 2015 as increased geological understanding has resulted in a more constrained and higher confidence geological model. Primero continues to evaluate the economics of the Froome project and continues to believe in the merits of the project as a potential supplemental source of ore for the Black Fox mill.

A detailed breakdown of Black Fox Mineral Reserves and Mineral Resources by zone is shown in Table 2.

Table 1: Total Mineral Reserves and Mineral Resources as at December 31, 2016
Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	4.0	4.0	322	517	41,220
Proven & Probable	Black Fox	0.8	4.1		111
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,340	56,555
Mineral Resources
Measured & Indicated	San Dimas	5.0	5.2	387	832	61,879
Measured & Indicated	Black Fox	2.9	6.0		554
Measured & Indicated	Grey Fox	4.7	4.4		668
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					2,989	83,711
Inferred Resources	San Dimas	7.2	3.7	317	860	73,452
Inferred Resources	Black Fox	0.3	6.9		57
Inferred Resources	Grey Fox	1.3	4.2		174
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					1,108	76,491

Table 2: Black Fox Mineral Reserves and Mineral Resources Breakdown as at December 31, 2016
Classification	Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Mineral Reserves
Proven	Stockpile	0.4	1.2	15
Probable	Underground	0.4	6.8	96
Total Black Fox Proven & Probable		0.8	4. 1	111
Mineral Resources
Measured	Stockpile	0.4	1.2	15
Indicated	Open Pit	0.05	2.2	3
Indicated	Underground	1.6	7.6	384
Indicated	Froome	0.9	5.5	151
Total Black Fox Measured & Indicated		2. 9	6.0	554
Inferred Resources	Underground	0.03	8.5	9
Inferred Resources	Open Pit (Base Metals Zone)	0.1	7.9	28
Inferred Resources	Underground (Base Metals Zone)	0.04	6.1	8
Inferred Resources	Froome	0.1	5.2	12
Total Black Fox Inferred Resources		0.3	6.9	57

Recent Drilling Confirms High-Grade Victoria Vein Extension

Primero’s 2017 exploration program at San Dimas is focused on identifying and delineating extensions to known mineralized veins, located near existing mine infrastructure. To this end, the Company has been actively targeting a new extension to the Victoria vein currently classified as Inferred Resources. Based on the drilling cut-off date for the year-end Mineral Resource estimation, this area was not yet converted to the Measured and Indicated category which would allow for potential conversion into Mineral Reserves.

Specific highlights from recent Victoria vein drilling include 56.9 g/t gold and 3,367 g/t silver over 5.8 metres true width (VIC17-412), 45.6 g/t gold and 2,147 g/t silver over 3.4 metres true width (VIC16-400) and 28.9 g/t gold and 1,398 g/t silver over 3.0 metres true width (VIC16-403).

These recent results have extended the Victoria vein by approximately 200 metres to the east of current mine workings, and have demonstrated a consistent distribution of gold and silver in this new ore-shoot. Victoria remains a very prolific vein and this new area is the third known high-grade mineralized extension. A structural model, based on a reconstruction of the vein before faulting and paired with a geochemical evaluation of known mineralization, was used successfully to identify this new ore-shoot and allows Primero’s geologists to postulate the presence of other lateral extensions. Consequently, Primero has identified another potential extension further to the east which it will also target in 2017.

Highlighted exploration drilling results from the Victoria vein are included in Table 3 with locations identified in Figure 1.

Table 3: Victoria Vein– Recent Highlighted Drilling Results
Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)	Silver Grade (g/t)
VIC16-394	294.9	301.0	6.2	4.9	14.1	844
VIC16-395A	255.3	256.2	0.9	0.8	5.6	377
VIC16-396B	259.8	264.8	5.0	3.8	14.3	1,019
VIC16-397	273.3	275.2	1.9	1.6	8.9	518
VIC16-398	275.6	276.6	1.0	0.9	36.4	884
VIC16-400	272.0	275.7	3.7	3.4	45.6	2,147
VIC16-403	304.2	307.6	3.5	3.0	28.9	1,398
VIC17-408	288.5	290.1	1.6	1.6	47.7	929
VIC17-412	321.7	329.8	8.1	5.8	56.9	3,367

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

NOTES TO THE MINERAL RESERVE AND MINERAL RESOURCE STATEMENTS

1.	Mineral Reserves and Mineral Resources estimated as of December 31, 2016.
2.	San Dimas and Black Fox Complex Resources are calculated inclusive of Reserves while Cerro de Gallo Resources are calculated exclusive of Reserves.
3.	Figures may not add due to rounding.

Notes to the San Dimas Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
2.

A two-pass cut-off grade was applied at San Dimas; first-pass of 3.22 g/t gold equivalent based total all-in costs of $118.00/t ($81/t direct costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold equivalent based on direct operating costs only. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.

3.	Assumed processing recovery factors at San Dimas for gold of 95% and silver of 92%.
4.	Exchange rate assumed is MXN$18.00/US$1.00.
5.

The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person ("QP") for the purposes of National Instrument 43-101 (“NI 43-101”).

6.

Mineral Reserves do not consider the silver purchase agreement which exists with Silver Wheaton Corp. such that the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices.

Notes to the San Dimas Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t gold equivalent was applied.
4.

The Mineral Resource estimates for the San Dimas Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a QP for the purposes of NI 43-101.

Notes to Black Fox Mineral Reserve estimate:

1.	Assumed gold price of US$1,200 per troy ounce.
2.

A two-pass cut-off grade was applied at Black Fox underground; first-pass of 4.74 g/t gold based on total all-in costs of C$214.00/t (C$166/t direct costs and C$48/t sustaining capital), and second-pass of 3.47 g/t gold based on direct operating costs only.

3.	Assumed processing recovery factors at Black Fox for gold of 95%.
4.	Exchange rate assumed is CDN$1.30/US$1.00.
5.

The Mineral Reserve estimates for Black Fox Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a QP for the purposes of NI 43-101.

6.

A gold purchase agreement exists with Sandstorm Inc. such that 8% of the gold produced by the Black Fox mine must be sold to Sandstorm at the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices.

Notes to Black Fox Mineral Resource estimate:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce.
3.	Black Fox open- pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.4 g/t were applied.
4.

The Mineral Resource estimates for the Black Fox Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a QP for the purposes of NI 43-101.

Notes to Grey Fox Mineral Resource estimate:

1.	Assumed gold price of US$1,200 per troy ounce.
2.	Grey Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.0 g/t were applied.
3.	The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

Notes to the Cerro del Gallo Mineral Reserve and Mineral Resource Statement:

1.

As reported in the technical report entitled "Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico" (the "Technical Report") with an effective date of May 11, 2012. Qualified Persons included:

•	Mr. Timothy Carew, P.Geo of Reserva International LLC. (Reserva). Mr. Carew is responsible for the supervision of the preparation of this report and completed an inspection of the property on 15th of December 2009. At that time he reviewed the surface areas of the Cerro del Gallo project, drilling results, sampling and shipping procedures, geological and geotechnical logging techniques, surveying records and documentation procedures with the field geological personnel. Mr. Carew is responsible for the overall review of the geological modelling and for the estimation of resources used for the feasibility study.
•	Mr Thomas Dyer P.E. of Mine Development Associates (MDA). Mr Dyer is responsible for the reserves, mine production, and mine capital and operating cost estimates. Mr Dyer visited the property in June 2010.
2.

Refer to the technical report entitled "Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico" (the "Technical Report") with an effective date of May 11, 2012. Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is a "qualified person" for the purposes of NI 43-101, has reviewed the Technical Report on behalf of Primero. To the best of Primero's knowledge, information and belief, there is no new material scientific or technical information that would make the Technical Report inaccurate or misleading.

3.

Proven and probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

Notes to the Ventanas Mineral Resource Statement:

1.

As reported in the technical report entitled "Technical Report On The Ventanas Epithermal Silver-Gold Property Durango State Mexico For Mala Noche Resources Corp." (the "Technical Report") with an effective date of January 27, 2009. The Qualified Person for the report was Ian Trinder, Associate Geologist with Howe (Canada) and qualified person for the purposes of NI 43-101.

Qualified Person

The scientific and technical content of this news release have been reviewed by Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero, who is a "Qualified Person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Control

San Dimas drilling and sampling was conducted by Primero's exploration team. All drill-hole samples at San Dimas and Lechuguilla are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

 Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. All exploration drill core samples at the Black Fox Complex are 1/2 core and analyses reported herein were performed by the independent laboratories: Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified. Samples from development and production completed within the Black Fox mine are assayed at Primero's onsite laboratory. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "if approved", "forecasts", "intends", "anticipates", "believes", "in order to" or variations of such words and phrases or statements that certain actions, events or results "are anticipated", "may", "could", "would", "might" or "will require", "will allow", "will enhance" or "will include" or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as "is updating", "is working" or "is also assessing" or other statements that may be stated in the present tense and are not historical facts or words with future implication such as "opportunity", "promising".

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the capital expenditures in 2016; the prospectiveness of the Victoria vein and Black Fox Froome deposit; the Company's exploration targets and plans; and the Company's intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2017; that the Company identifies higher grade veins in sufficient quantities of minable ore in or around Black Fox and San Dimas; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement); that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company's financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: San Dimas – Victoria Vein Drill Hole Locations Map

SW
NE
600m
500m
400m
300m
200m
Sinaloa Fault
Sinaloa
VIC16-395A
5.6Au; 377Ag
(0.8m TW)
VIC16-400
45.6Au; 2,147Ag
(3.4m TW)
VIC16-394
14.1Au; 844Ag
(4.9m TW)
VIC16-403
28.9Au; 1,398Ag
(3.0m TW)
VIC16-396B
14.3Au; 1,019Ag
(3.8m TW)
VIC17-412
56.9Au; 3,367Ag
(5.8m TW)
VIC16-397
8.9Au; 518Ag
(1.6m TW)
VIC16-398
36.4Au; 884Ag
(0.9m TW)
VIC17-408
47.7Au; 929Ag
(1.6m TW)
PRODUCTIVA ANDESITE
PORTAL RHYOLITE
BUELNA ANDESITE
SOCAVON RHYOLITE
Significant results released
No significant results
Pending results
Historic drilling
100m